UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated April 02, 2025

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 02 April 2025 entitled ‘Board and Committee Changes’.

2 April 2025

Vodafone Group Plc
 ("the Company")

Board and Committee Changes

The Company announces that Anne-Françoise Nesmes will be appointed as a Non-Executive Director and join the Audit and Risk and ESG Committees with effect from the conclusion of the 2025 Annual General Meeting ('AGM'), subject to shareholder approval.

David Nish will not seek re-election at the 2025 AGM and will therefore retire as a Board member, Senior Independent Director and Chair of the Audit and Risk Committee at the conclusion of the AGM following completion of nine years' service.

In light of these changes and following a review of committee membership, the Company announces the following Board role and Committee changes with effect from the conclusion of the 2025 AGM:

●              Simon Segars, Non-Executive Director of the Company, will be appointed Senior Independent Director and will also join the Nominations and Governance Committee.

●              Simon Dingemans, Non-Executive Director of the Company, will be appointed as Chair of the Audit and Risk Committee and member of the Remuneration Committee.

●              Michel Demaré, Non-Executive Director of the Company, will cease to be a member of the Nominations and Governance Committee.

●              Christine Ramon, Non-Executive Director of the Company, will cease to be a member of the ESG Committee and will join the Remuneration Committee.

●              Delphine Ernotte Cunci, Non-Executive Director of the Company, will cease to be a member of the Remuneration Committee and will join the Nominations and Governance Committee.

Vodafone's Chair, Jean-François van Boxmeer said:

"I am delighted to welcome Anne-Françoise to Vodafone's Board. Anne-Françoise is highly experienced, commercially orientated and brings a wealth of financial expertise from several international organisations. Anne-Françoise has a strong focus on strategy, IT, regulation and shared services. Anne-Françoise's expertise and ability to drive significant transformation agendas will be an excellent addition to our Board discussions."

"I would also like to take the opportunity to thank David Nish for his outstanding service to the Company and look forward to his continuing contribution until the conclusion of our AGM. I am delighted to announce the new roles being undertaken by our Board members and in particular Simon Segars' appointment as our Senior Independent Director."

Anne-Françoise Nesmes said: "I am thrilled to be joining the Board of Vodafone and to be able to contribute to a company that is at the forefront of innovation and connectivity. I look forward to working with Jean- François and my fellow directors to support Margherita and the executive team in driving Vodafone's vision forward."

Anne-Françoise Nesmes

From 2020 to 2024, Anne-Françoise was CFO at Smith & Nephew plc, the multinational medical technology company, where she played a key role in developing the transformation programme following COVID-19. Anne-Françoise was responsible for finance, global shared services and information technology, driving cross-company business improvements and returns from innovation.

Prior to Smith & Nephew, Anne-Françoise held CFO roles at Merlin Entertainments and Dechra Pharmaceuticals where she developed the strategy, led several transformational acquisitions and streamlined financial processes to support business growth. Anne-Françoise also previously led the finance function for the global vaccines unit at GlaxoSmithKline where she evaluated M&A deals to expand in emerging markets, optimised cash flows and strengthened financial processes as part of a change programme.

Anne-Françoise currently serves as Senior Independent Director for Compass Group Plc, the largest contract food services company global, where she is the Chair of the Audit Committee and a member of the Remuneration Committee, Nomination Committee and Corporate Responsibility Committee. Anne is also a non-executive director of Sanofi S.A., a global healthcare company, which develops and delivers medicines and vaccines for millions of people around the world.

This announcement is made in compliance with the Company's obligations under the UK Listing Rules, specifically Rule 6.4.6. There are no further matters to be disclosed in respect of Anne-Françoise's appointment under UK Listing Rule 6.4.8.

- ends -

For more information, please contact:

Investor Relations	Media Relations
Investors.vodafone.com	Vodafone.com/news/contact-us
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: April 02, 2025	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary